SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
11/13/14


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
589,214

8. SHARED VOTING POWER
503,161

9. SOLE DISPOSITIVE POWER
589,214
_______________________________________________________

10. SHARED DISPOSITIVE POWER
503,161


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,092,375 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.99%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
589,214

8. SHARED VOTING POWER
503,161

9. SOLE DISPOSITIVE POWER
589,214
_______________________________________________________

10. SHARED DISPOSITIVE POWER
503,161


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,092,375 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.99%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
589,214

8. SHARED VOTING POWER
503,161

9. SOLE DISPOSITIVE POWER
589,214
_______________________________________________________

10. SHARED DISPOSITIVE POWER
503,161


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,092,375 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.99%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________
7. SOLE VOTING POWER
589,214

8. SHARED VOTING POWER
503,161

9. SOLE DISPOSITIVE POWER
589,214
_______________________________________________________

10. SHARED DISPOSITIVE POWER
503,161


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,092,375 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.99%


14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #1 to the schedule 13d filed July 10, 2014. Except as specifically set forth herein, the Schedule 13d remains unmodified.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the NCSRS filed on June 3,2014, there were 15,633,846 shares of common stock outstanding as of March 31, 2014. The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of November 17, 2014, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,092,375 shares of DHG (representing 6.99% of DHG's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,092,375 shares of DHG include 589,214 shares (representing 3.76% of DHG's outstanding shares) owned by Mr. Goldstein and the following entities over which Messrs.Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,092,375 shares of DHG beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 503,161 shares (representing 3.23% of DHG's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 589,214 shares. Bulldog Investors, LLC has shared power to dispose of and vote 503,161 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of DHG's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) During the past 60 days the following shares of DHG were purchased:

Date:		        Shares:		Price:
09/25/14		 7,301 		14.3747
09/26/14		 1,437 		14.2333
09/30/14		 856 		14.1884
10/02/14		 6,500 		14.1925
10/30/14		 2,700 		14.3983
11/03/14		 6,877 		14.3800
11/04/14		 5,230 		14.3711
11/05/14		 10,273 	14.3275
11/06/14		 14,239 	14.3480
11/07/14		 9,862 		14.3270
11/10/14		 8,600 		14.3180
11/11/14		 4,100 		14.2963
11/12/14		 2,287 		14.2931
11/13/14		 17,207 	14.3397
11/14/14		 4,989 		14.3394




d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/17/2014

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.